FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

October 8, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7): ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item
1.	ASX Announcement “Metal Storm Announces Execution of Letter of Intent to Acquire ProCam Machine LLC”, dated October 6, 2003

Item 1

®	METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM TO ACQUIRE US BASED DEFENCE ENGINEERING COMPANY

—Acquisition Will Enable Acceleration of Product Development Program—

BRISBANE, AUSTRALIA—October 6, 2003—(ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited today announced that it had signed a non-binding letter of intent to acquire all of the issued shares of US manufacturer ProCam Machine LLC (ProCam) for a total consideration of US$4.3 million. Under the terms of the proposed transaction, Metal Storm will issue 3.7 million ordinary shares, equal to US$1.5 million, and assume US$2.8 million of ProCam debt, subject to certain adjustments.

Metal Storm Chief Executive Officer Mr. Charles Vehlow said the acquisition of ProCam, a privately held manufacturer of precision-machined parts for the defence, electronics, aircraft and space propulsion industries, would fulfil a key objective for Metal Storm in securing a strategic position in the US defence engineering sector.

“ProCam is an ideal acquisition for Metal Storm because it has established defence contracts, ongoing stand alone revenues, highly skilled and experienced staff, and it will provide us with a platform to escalate our R&D and internal development programs in the US,” Mr. Vehlow said.

“We’re eager to build and demonstrate a variety of prototype weapon systems to potential partners in the US, a critical step toward winning further development projects and securing commercial production contracts, and the purchase of ProCam will strengthen our position,” he said.

“ProCam’s specialist engineering, metallurgy, and prototyping expertise and state-of-the-art equipment will provide Metal Storm with flexible and responsive production and development capabilities to support our various R&D program requirements as we move forward.

“We’re also strengthening our presence in the US defence industry as ProCam has an impressive customer base of top tier defence industry corporations. These relationships are complementary to our development efforts,” Mr. Vehlow said.

Based near Seattle, Washington, ProCam is strategically located near major defence contractors, munitions manufacturers, and several firing ranges. Metal Storm’s Chairman, Admiral William Owens (US Navy retired), is based in Seattle, Washington.

The transaction is expected to close by November 30, 2003. The final deal is subject to satisfactory completion of due diligence and customary closing conditions. Final terms will be released on completion of the acquisition.

www.metalstorm.com

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

www.procammachine.com

About ProCam Machine:

ProCam is a manufacturer of complex, precision-machined components and assemblies. Founded in 1995, its world-class team has earned a reputation as lean manufacturing specialists, supporting the varied requirements of current and emerging customers. At its 26,000 sq ft facility north of Seattle, Washington, ProCam works closely with customers in all stages of the manufacturing, from development to production, and are recognized for a focus on quality and responsiveness.

Safe Harbor:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/S/ SYLVIE MOSER-SAVAGE

Name: Sylvie Moser-Savage Title: Company Secretary

Date: October 8, 2003